Exhibit F.1

FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2018, 2017 AND 2016

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders and the Board of Directors of First Energy Metals Limited (formerly Agave Silver Corp.),

We have audited the accompanying financial statements of First Energy Metals Limited (formerly Agave Silver Corp.) (‘the Company’), which comprise the statements of financial position as at March 31, 2018 and 2017 and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended, and a summary of significant accounting policies and other explanatory information (collectively referred to as the ‘financial statements’)

In our opinion, the financial statements present fairly, in all material respects, the financial position of First Energy Metals Limited as at March 31, 2018 and 2017 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has incurred significant losses since inception and is also dependent upon its ability to secure new sources of financing to fund ongoing operations. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Basis for Opinion

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. In the completion of our audit procedures, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent of the Company in accordance with U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada

July 27, 2018

We have served as the Company‘s auditor since 2017.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of
First Energy Metals Limited (formerly Agave Silver Corp.)

Report on the financial statements

We have audited the accompanying financial statements of First Energy Metals Limited (formerly Agave Silver Corp.), which comprise the statement of financial position as at March 31, 2016 and the statements of operations and comprehensive income (loss), changes in deficiency and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of First Energy Metals Limited (formerly Agave Silver Corp.) as at March 31, 2016 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan & Company LLP”

July 27, 2018	Chartered Professional Accountants

FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Statements of Financial Position
(Expressed in Canadian dollars)

		March 31,	March 31,
	Note	2018	2017
ASSETS
Current Assets
Cash		$376,375	$36,026
Amounts receivable and prepaid expenses	4	15,816	25,108
Total Current Assets		392,191	61,134
Non-current Assets
Deferred charge		-	9,375
Reclamation deposits		21,000	18,000
Exploration and evaluation assets	5	-	513,600
Total Non-current Assets		21,000	540,975
Total Assets		$413,191	$602,109
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	$136,751	$35,574
Due to related parties, net	9	42,071	56,629
Loan payable	8	76,641	-
Total Liabilities		255,463	92,203
SHAREHOLDERS' EQUITY
Share capital	10	35,188,833	34,722,852
Warrants reserve		245,266	245,266
Share-based payments reserve	10	245,600	201,407
Deficit		(35,521,971)	(34,659,619)
Total Shareholders’ Equity		157,728	509,906
Total Liabilities and Shareholders’ Equity		$413,191	$602,109

Going concern	1
Subsequent events	5, 15

Approved and authorized for issue on behalf of the board of directors on July 27, 2018 by:

/s/Gurminder Sangha	/s/Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)

		For the years ended March 31,
	Note	2018	2017	2016
Expenses
Consulting fees	9	$57,570	$6,850	$-
Depreciation	5	-	-	351
Exploration and evaluation costs (recoveries)	5	40,967	7,152	(1,890)
Finance fees		-	-	25,000
Foreign exchange gain		-	-	(336)
General and administrative		26,601	32,091	43,445
Professional fees		50,968	83,108	39,785
Salaries, fees and benefits	9	80,750	57,427	85,181
Shareholder communications		47,734	38,856	28,879
Share-based payments	10	44,193	131,412	21,006
Loss Before Other Items		(348,783)	(356,896)	(241,421)
Other Items
Gain on settlement of debt		-	-	129,121
Interest income		31	35	707
Write-off of exploration and evaluation assets	5	(513,600)	-	-
Total Other Income		(513,569)	35	129,828
Net Loss and Comprehensive Loss for the Year		(862,352)	(356,861)	(111,593)
Loss per Common Share, Basic and Diluted		$(0.09)	$(0.05)	$(0.02)
Weighted Average Number of Shares Outstanding – Basic and Diluted		9,241,207	7,169,542	6,136,469

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Statements of Changes in Shareholders’ Equity
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

		Common Shares
		Without Par Value
						Share-based
	Note			Share	Warrants	Payments		Total Equity
		Shares	Amount	Subscriptions	Reserve	Reserve	Deficit	(Deficiency)
Balance, March 31, 2015		5,166,666	$33,755,285	$100,000	$341,631	$964,950	$(35,447,743)	$(285,877)
Private placement		1,000,000	195,312	(100,000)	54,688	-	-	150,000
Shares issued for debt		229,500	22,950	-	-	-	-	22,950
Share-based payments		-	-	-	-	21,006	-	21,006
Warrants expired, unexercised		-	-	-	(341,631)	-	341,631	-
Options expired, unexercised		-	-	-	-	(914,947)	914,947	-
Net loss for the year		-	-	-	-	-	(111,593)	(111,593)
Balance, March 31, 2016		6,396,166	33,973,547	-	54,688	71,009	(34,302,758)	(203,514)
Shares issued for mineral interests		1,284,000	513,600	-	-	-	-	513,600
Share-based payments		-	-	-	-	131,412	-	131,412
Options exercised		14,000	5,914	-	-	(1,014)	-	4,900
Shares issued for termination settlement		20,000	7,000	-	-	-	-	7,000
Private placement		1,189,142	416,200	-	-	-	-	416,200
Share issue costs		-	(2,831)	-	-	-	-	(2,831)
Fair value of warrants from private placement		-	(190,578)	-	190,578	-	-	-
Net loss for the year		-	-	-	-	-	(356,861)	(356,861)
Balance, March 31, 2017		8,903,308	34,722,852	-	245,266	201,407	(34,659,619)	509,906
Share-based payments		-	-	-	-	44,193	-	44,193
Private placement		3,333,330	500,000	-	-	-	-	500,000
Share issue costs		-	(34,019)	-	-	-	-	(34,019)
Net loss for the year		-	-	-	-	-	(862,352)	(862,352)
Balance, March 31, 2018		12,236,638	$35,188,833	$-	$245,266	$245,600	$(35,521,971)	$157,728

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Statements of Cash Flows
(Expressed in Canadian dollars)

	For the years ended March 31,
	2018	2017	2016
Cash provided by (used in):
Operations
Net loss for the year	$(862,352)	$(356,861)	$(111,593)
Items not involving cash
Depreciation	-	-	351
Gain on settlement of debt	-	-	(129,121)
Consulting fees - settlement with former CFO	-	7,000	-
Share-based payments	44,193	131,412	21,006
Write-down of exploration and evaluation assets	513,600	-	-
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	9,292	(11,219)	8,877
Deferred charge	9,375	6,250	6,250
Deferred finance fee	-	-	28,900
Accounts payable and accrued liabilities	254,255	12,203	(56,037)
Due to related parties, net	(14,558)	(246,802)	-
Cash used in operating activities	(46,195)	(458,017)	(231,367)
Investing activities
Reclamation bonds	(3,000)	-	-
Cash used in investing activities	(3,000)	-	-
Financing activities
Proceeds from financing	500,000	416,200	150,000
Share issue costs	(34,019)	(2,831)	-
Repayments of loans	(76,437)	-	-
Proceeds from exercise of stock options	-	4,900	-
Proceeds from loans from related party	-	75,000	79,314
Cash provided by financing activities	389,544	493,269	229,314
Increase (decrease) in cash during the year	340,349	35,252	(2,053)
Cash, beginning of the year	36,026	774	2,827
Cash, end of the year	$376,375	$36,026	$774
Supplemental information
Shares issued for mineral interests	$-	$513,600	$-
Fair value of warrants issued in connection with financing	$-	$190,578	$-
Fair value of options exercised	$-	$1,014	$-

Non-cash financing transactions: refer to note 8.

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

First Energy Metals Limited (“First Energy” or the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada. The Company’s name changed from Agave Silver Corp. to First Energy Metals Limited was approved on December 16, 2016, at the Company’s Annual General Meeting.

The Company’s head office and principal address is 1206 - 588 Broughton Street, Vancouver, BC V6G 3E3 Vancouver. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

On February 1, 2018, the Company completed a share consolidation of its share capital on the basis of five (5) existing common shares for one (1) new common share consolidation (the “Share Consolidation”). All common shares, per common share amounts, stock options and share purchase warrants in these financial statements have been retroactively restated to reflect the Share Consolidation.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. If the going concern assumption is not appropriate for these financial statements then adjustments would be necessary to the carrying amount of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

During the year ended March 31, 2018, the Company experienced operating losses and negative operating cash flows with the operations of the Company having been primarily funded by the issuance of share capital. The Company expects to incur further losses in the development of its business, all of which cast significant doubt about the Company’s ability to continue as a going concern.

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company implemented cost savings measures.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.	Significant Accounting Policies

(a) Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at July 27. 2018, the date the board of directors approved these consolidated financial statements for issue.

(b) Basis of Measurement and Presentation

These financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(c) Cash

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

(d) Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has acquired, or obtained an option to acquire, mineral rights to an area are expensed. Mineral property exploration expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized as mineral property assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

Refer to note 3(c).

(e) Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash as fair value through profit or loss. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(e) Financial Instruments and Risk Management (continued)

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(f) Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(g) Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(g) Impairment of Tangible and Intangible Assets (continued)

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(h) Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(i) Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

(j) Share-Based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(j) Share-based Payments (continued)

Share purchase warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or share purchase warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital. If and when the stock options or share purchase warrants are ultimately expired, the applicable amounts of their fair values in the reserve accounts are transferred to deficit.

(k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

(l) Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and share purchase warrants are used to repurchase common shares at the average price during the period.

(m) Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(n) Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(o) Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation

(p) New, Amended and Future IFRS Pronouncements

The following standards have been published and are mandatory for the Company’s annual accounting periods beginning on or after January 1, 2018.

IFRS 9 – Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized costs only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and de-recognition of financial instruments and to include guidance on hedge accounting and allowing entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income. This standard is effective for years beginning on or after January 1, 2018. The Company is currently evaluating the extent of the impact of the adoption of this standard.

IFRS 16 – Leases

On January 13, 2016, the IASB issued IFRS 16, according to which, all leases will be on the balance sheet of lessees, except those that meet the limited exception criteria. Respectively, rent expense is to be removed and replaced by the recording of depreciation and finance expense. The standard is effective for annual periods beginning on or after January 1, 2019.

3. Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a) Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This

12	| P a g e

FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (continued)

(a) Share-based Payment Transactions (continued) estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11.

(b) Going Concern

The assessment of the Company's ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c) Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

  the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

  substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

  exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

  sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

(d) Deferred Tax Assets

Deferred income tax asset carrying amounts depend on estimates of future taxable income and the likelihood of reversal of timing differences. Where reversals are expected, estimates of future tax rates will be used in the calculation of deferred tax asset carrying amounts. Potential tax assets were deemed not to be recoverable at the current year end.

4.	Amounts Receivable and Prepaid Expenses

	March 31,	March 31,
	2018	2017
GST/HST	$15,816		$12,866
Prepayments and other receivable	-		12,242
Total	$15,816		$25,108

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at March 31, 2018 and 2017 are as follows:

	March 31, 2017	Additions	Write-off	March 31, 2018
Kootenay Lithium	$513,600	$-	$(513,600)	$-

	March 31, 2016	Additions	Write-off	March 31, 2017
Kootenay Lithium	$-	$513,600	$-	$513,600

(a) Kootenay Lithium, Revelstoke and Nelson Mining Division, British Columbia, Canada

On October 7, 2016, the Company entered into an agreement to purchase (the “Kootenay Agreement”) a 100% interest in certain mineral claims (the “Kootenay Property”) covering 4,050 hectares located in the Revelstoke and Nelson Mining Divisions of southeastern British Columbia.

Under the terms of the Kootenay Agreement, the Company has purchased a 100% interest in the Kootenay Property by issuing 1,200,000 common shares at a value of $0.40 per share. The Kootenay Property is subject to a 2.0% Net Smelter Return (“NSR”) mineral royalty and a 24% Gross Overriding Royalty (“GOR”) on gemstones produced from the Kootenay Property. The Company had the option to reduce the NSR to 1.0% by paying $2,500,000 and to purchase one half (50%) of the GOR for $2,000,000.

The Company issued a finder’s fee totaling 84,000 common shares in connection with this transaction, which amount has also been capitalized as an acquisition cost.

During the year ended March 31, 2018, the Company wrote down the $513,600 carrying value of the Kootenay Lithium Property to $Nil as the Company does not plan to complete further exploration on the property and in April 2018 the Company relinquished the property by not paying the applicable claim maintenance fees.

(b) Phyllis Cobalt

On January 29, 2018, the Company entered into an option agreement to acquire (the “Phyllis Agreement”) a 100% interest in certain mineral claims (the “Phyllis Property”) covering 1,750 hectares located in the Kenora Mining District in northwestern Ontario.

Under the terms of the Phyllis Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by making the following option payments, common shares issuances and exploration expenditures:

Due Dates	Option Payments ($)	Issuance of Company Common Shares	Minimum Exploration Expenditures ($)	Cumulative Exploration Expenditures ($)
On signing (subsequently paid and issued)	20,000	100,000	Nil	Nil
Year 1	35,000	150,000	75,000	75,000
Year 2	35,000	150,000	25,000	100,000
Year 3	50,000	200,000	125,000	125,000

Under the Phyllis Agreement, the Phyllis Property is subject to a royalty equal to 3% NSR upon commencement of commercial production. The Company has the option to reduce the NSR to 2.0% by paying $1,000,000.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the years ended March 31, 2018, 2017, and 2016 are as follows:

Year ended March 31, 2018	Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2018
Geological and geophysical	$-	$-	$10,000	$6,910	$16,910
Field expenditures	-	-	21,349	-	21,349
Land lease and property taxes	260	868	-	-	1,128
Travel and accommodation	-	-	1,580	-	1,580
Total	$260	$868	$32,929	$6,910	$40,967

Year ended March 31, 2017	Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2017
Geological and geophysical	$-	$4,355	$-	$-	$4,355
Land lease and property taxes	260	2,537		-	2,797
Total	$260	$6,892	$-	$-	$7,152

Year ended March 31, 2016	Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total March 31, 2017
Geological and geophysical	$(2,905)	$-	$-	$-	$(2,905)
Land lease and property taxes	1,887	-	-	-	1,887
Travel and accommodation	(872)	-	-	-	(872)
Total	$(1,890)	$-	$-	$-	$(1,890)

6.	Equipment

			Office	Computer
	Vehicles		Equipment	Equipment	Total
Cost
Balance, March 31, 2015		$-	$2,229	$8,232	$10,461
Additions (disposals)		-	-	(6,039)	(6,039)
Balance, March 31, 2016		$-	$2,229	$2,193	$4,422
Accumulated depreciation
Balance, March 31, 2015		$-	$1,878	$8,232	$10,110
Depreciation		-	351	-	351
Disposals		-	-	(6,039)	(6,039)
Balance, March 31, 2016		$-	$2,229	$2,193	$4,422
Carrying amounts
As at March 31, 2016		$-	$-	$-	$-

The Company did not have any equipment during the years ended March 31, 2018 and 2017 and accordingly did not record depreciation expense.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

7.	Accounts Payable and Accrued Liabilities

	March 31,	March 31,
	2018	2017
Trade and other payables	$128,251	$25,574
Accrued liabilities	8,500	10,000
Totals	$136,751	$35,574

8.	Loan Payable

On December 21, 2017, the Company entered into a loan agreement by which a total of $153,079 of the Company’s current liabilities comprising of accounts payable and amounts due to related parties were directly settled and assumed by unrelated parties (the “Loan”). The Company has paid $76,437 against the Loan with the remaining balance of $76,641 at March 31, 2018. The Loan is due on demand, unsecured and bears no interest.

9.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company were as follows for the years ended March 31, 2018, 2017 and 2016:

	For the years ended March 31,
	2018	2017	2016
Consulting fees charged by directors of the Company	$11,120	$-	$-
Salaries, fees and benefits	80,750	50,000	70,182
Termination benefits	-	7,000	15,000
Share-based payments	44,193	26,282	18,188

Related party balances as at March 31, 2018 and 2017 were as follows:

	March 31,	March 31,
	2018	2017
Amounts due to Directors and Officers of the Company	$40,321	$18,425
Amounts due to former directors and officers and companies
controlled by former directors and officers	1,750	38,204
Totals	$42,071	$56,629

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

10.	Share Capital

(a) Authorized - Unlimited number of common shares without par value.

On February 1, 2018, the Company completed a share consolidation of its share capital on the basis of five (5) existing common shares for one (1) new common share consolidation. All common shares, per common share amounts, stock options and share purchase warrants in these financial statements have been retroactively restated to reflect the share consolidation.

The Company had 12,236,638 common shares issued and outstanding as at March 31, 2018 (March 31, 2017 –8,903,308).

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

10.	Share Capital (continued)

(b) Share Issuance

Fiscal 2018

On February 22, 2018, the Company completed a non-brokered private placement for gross proceeds of $500,000 by way issuing 2,666,665 common shares at a price of $0.15 per common share for gross proceeds of $400,000 and issuing an additional 666,665 flow-through shares at a price of $0.15 for gross proceeds $100,000. The Company paid finder’s fee of $11,175 and incurred additional cash share issue costs $22,844.

Fiscal 2017

On January 24, 2017, the Company closed a non-brokered private placement by the issuance of 1,189,142 units at a price of $0.35 per unit for gross proceeds of $416,200. Each unit is comprised of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.08 for a period of two years expiring January 24, 2019. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.78%, volatility factor of 205% and an expected life of two years.

On January 4, 2017, the Company issued 20,000 common shares as part of a debt settlement agreement with the Company’s former CFO.

Fiscal 2016

In June 2015, the Company closed a non-brokered private placement of units at a price of $0.25 per unit by issuing an aggregate of 1,000,000 units for gross proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.50 for a term of 24 months after closing. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.56%, volatility factor of 120% and an expected life of two years.

In June 2015, the Company issued, pursuant to TSX Venture Exchange (“TSXV”) approval, 229,500 common shares at $0.10 per common share for $22,950 in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October 2013 and settlement in full of $16,250 of director’s fees arrears incurred prior to his appointment as President. The Company recorded a gain on the settlement of this debt of $45,800.

(c) Stock Options

On December 8, 2017, the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from a maximum of 544,700 shares of the Company to up to 10% of the issued and outstanding shares of the Company. The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve-month period, with one quarter of such options vesting in each three-month period.

The number of shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, in any 12-month period: (i) to any one person shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit; (ii) to insiders as a group shall not exceed 10% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit; (iii) to any one consultant shall not exceed 2% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

10.	Share Capital (continued)

(c) Stock Options (continued)

(iv) to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

The continuity for stock options for the years ended March 31, 2018, 2017 and 2016 is as follows:

		Weighted Average
	Number of Shares	Exercise Price
		($)
Balance, fully vested and exercisable at March 31, 2015	75,500	16.55
Granted	290,000	0.35
Cancelled/forfeited	(67,500)	17.60
Balance, fully vested and exercisable at March 31, 2016	298,000	0.55
Granted	250,000	0.55
Expired	(8,000)	8.00
Cancelled/forfeited	(196,000)	0.40
Exercised	(14,000)	0.35
Balance, fully vested and exercisable at March 31, 2017	330,000	0.47
Granted	180,000	0.25
Cancelled/forfeited	(370,000)	0.44
Balance, fully vested and exercisable at March 31, 2018	140,000	0.25

The following table summarizes information on stock options outstanding at March 31, 2018:

Exercise Price	Expiry Date	Number Outstanding	Weighted average	Average Remaining
		and Exercisable	exercise price	Contractual Life
$0.25	July 11, 2022	140,000	$0.25	4.28

(d) Share-Based Payments

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2018

During the year ended March 31, 2018, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 180,000 incentive stock options to directors and officers and all of which vested at the date of grant. The options are exercisable at $0.25 per share, expiring on July 11, 2022. The fair value of these options was $44,193 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 1.45%, volatility factor of 201% and an expected life of five years. and was recognized as share-based compensation expense during the period ended September 30, 2017.

Fiscal 2017

During the year ended March 31, 2017, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 250,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.55 per share, expiring on August 1, 2021. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.68%, volatility factor of 179% and an expected life of five years.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

10.	Share Capital (continued)

(d) Share based payments (continued)

Fiscal 2016

During the year ended March 31, 2016, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 290,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.35 per share, expiring on June 3, 2020. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.47%, volatility factor of 168% and an expected life of five years.

(e) Share Purchase Warrants

As at March 31, 2018, the following share purchase warrants issued in connection with private placements were outstanding:

		Number Outstanding and	Average Remaining
Exercise Price	Expiry Date	Exercisable	Contractual Life
$0.40	24-Jan-19	1,189,142	0.82

The continuity for share purchase warrants for the years ended March 31, 2018, 2017 and 2016 is as follows:

		Weighted Average
	Number of Warrants	Exercise Price
		($)
Balance, March 31, 2015	2,060,000	2.50
Issued	1,000,000	0.50
Expired	(2,060,000)	2.50
Balance, March 31, 2016	1,000,000	0.50
Issued	1,189,142	0.40
Balance, March 31, 2017	2,189,142	0.45
Expired	(1,000,000)	0.50
Balance, March 31, 2018	1,189,142	0.40

11.	Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 5.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

12.	Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to net income/loss before income taxes due to the following:

	2018	2017	2016
Net loss (income) for the year	$862,000	$357,000	$112,000
Statutory tax rate	27%	26%	26%
Expected income tax recovery	233,000	93,000	29,000
(Decrease) increase to income tax recovery due to:
Non-deductible permanent differences	(160,000)	(36,000)	(7,000)
Change in tax assets not recognized	(82,000)	(57,000)	(762,000)
Tax rate change and other	9,000	-	740,000
Income tax recovery	$-	$-	$-

The significant components of the Company’s deferred tax assets are as follows:

	March 31,	March 31,
	2018	2017
Mineral property interests	$2,065,000	$2,706,000
Equipment	97,000	89,000
Operating losses carried forward	2,539,000	2,484,000
Capital losses and other	916,000	887,000
Total deferred tax assets	5,617,000	6,166,000
Deferred tax assets not recognized	(5,617,000)	(6,166,000)
	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses consist of the following:

	March 31,	March 31,
	2018	2017
Mineral property interests	$7,648,000	$10,407,000
Equipment	360,000	341,000
Operating losses carried forward	9,404,000	9,554,000
Capital losses and other	3,393,000	3,413,000
Unrecognized deductible temporary differences	$20,805,000	$23,715,000

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

12.	Income Taxes (continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $9,404,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	530,000
2036	196,000
2037	233,000
2038	271,000
Total	9,404,000

The Company has resource pools of approximately $7,648,000 (2017 - $10,407,000) to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

13.	Financial Instruments and Risk Management

Fair Value

The Company classifies its cash, amounts receivable (excluding sales tax receivable) and reclamation bonds as loans and receivables. Accounts payable and accrued liabilities, amounts due to related parties, loan payable and share subscription payable are classified as borrowings and other financial liabilities. As of March 31, 2018, the statement of financial position carrying amounts of these financial instruments closely approximate their fair values, except for accounts payable and accrued liabilities, amounts due to related parties where the fair value may be less than carrying amounts due to liquidity risks (Note 1).

The Company classifies financial instruments recognized at fair value in accordance with a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

13.	Financial Instruments and Risk Management (continued)

The following provides the valuation method of the Company’s financial instruments as at March 31, 2018 and 2017:

		As at March 31,
	Level	2018	2017
Loans and receivables	1	$397,375	$54,026
Other financial liabilities	1	$255,463	$92,203

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at March 31, 2018, the Company had cash of $376,375 to settle current liabilities of $255,463. Further information relating to liquidity risk is disclosed in Note 1.

Interest Rate Risk

The Company has no significant exposure at March 31, 2018 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at March 31, 2018 to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2018 and 2017.

14.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

14.	Management of Capital (continued)

The Company’s objectives when managing capital are:

  To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

  To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

  To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2018 compared to the year ended to March 31, 2017. The Company is not subject to externally imposed capital requirements. Further information relating to the management of capital is disclosed in Note 1.

15.	Subsequent Events

Subsequent to March 31, 2018, the Company:

(i)	issued 140,000 common shares pursuant to the exercise of options at $0.25 per share for total proceeds of $35,000;

(ii)	issued 100,000 common shares and made a $20,000 option payment pursuant to its January 29, 2018 Phyllis Cobalt option agreement;

(iii)

entered into an option agreement under which the Company can earn a 100% interest in the Russel Graphite Property, located in the Gatineau area of the province of Quebec, by making cash payments, issuing shares and carrying out exploration work as follows:

  $7,500 in cash and the issuance of 75,000 common shares of the Company as soon as practicable following the signing of this agreement and receipt of TSX Venture Exchange approval;

  $10,000 in cash and the issuance of 100,000 shares on or before the first anniversary date of this agreement, conditional on exploration expenditures of not less than $50,000 being incurred on or before December 31, 2018;

  $20,000 in cash and issuance of 125,000 shares on or before the second anniversary date of this Agreement, conditional on cumulative exploration expenditures of not less than $150,000 being incurred on or before January 31, 2019; and, the granting of a 3% NSR, subject to a 2% buy-out at $1 million cash for each percent of royalty; and

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FIRST ENERGY METALS LIMITED
(formerly Agave Silver Corp.)
Notes to the Financial Statements
For the years ended March 31, 2018, 2017 and 2016
(Expressed in Canadian dollars)

15.	Subsequent Events (continued)

(iv)

entered into an option agreement under which the Company can earn a 100% interest in the Highway 95 Property, located in Nye County, Nevada, by making cash payments, issuing common shares and carrying out exploration work as follows:

  $10,000 in cash and the issuance of 100,000 common shares of the Company as soon as practicable following the signing of this agreement and receipt of TSX Venture Exchange approval;

  $20,000 in cash and the issuance of 200,000 common shares on or before the first anniversary date of this agreement, conditional on exploration expenditures of not less than $50,000 being incurred on or before July 31, 2019;

  $40,000 in cash and issuance of 300,000 common shares on or before the second anniversary date of this agreement, conditional on cumulative exploration expenditures of not less than $150,000 being incurred on or before July 31, 2020; and

  the granting of a 3% NSR, subject to a buy-out of 1% of the royalty for $1 million cash.

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